                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the months of   JULY, AUGUST AND SEPTEMBER                             1999
                  ---------------------------------------------------------

                             QUEBECOR PRINTING INC.
-------------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

           612 Saint-Jacques Street, Montreal, Quebec, Canada H3C 4M8
-------------------------------------------------------------------------------
                     (Address of Principal Executive Office


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                              Form 40-F   X
         --------                                               --------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes              No    X
   --------        --------

                             THIRD QUARTERLY REPORT
                                       OF
                             QUEBECOR PRINTING INC.
                             FILED IN THIS FORM 6-K


Material sent to shareholders by Fiducie Desjardins

Quarterly Report (ending September 30, 1999)

Quebecor Printing Inc.
Report to Shareholders
Third Quarter 1999

     [LOGO]

                                Head Office
                            Quebecor Printing Inc.
                            612 Saint Jacques Street
                            Montreal Quebec
                            Cananda H3C 4M8
                            tel: (514) 954.0101
                              1.800 567.7070
                            Fax: (514) 954.9624
                            www.quebecorprinting.com

                                  [LOGO]

Financial Highlights

Periods Ended September 30
(In millions of US dollars,
except per share data)

                                                                      Three months                        Nine months
                                                            --------------------------------  ----------------------------------
                                                              1999         1998     Change       1999        1998       Change
                                                            --------------------------------  ----------------------------------
SEGMENTED INFORMATION
REVENUES
  United States                                                  775.7     521.6     48.7 %     1,704.4     1,503.8     13.3 %
  Canada                                                         224.4     216.5      3.7 %       688.6       677.0      1.7 %
  Europe                                                         238.0     205.4     15.9 %       660.3       501.3     31.7 %
  South America                                                   19.6      13.4     45.7 %        60.0        44.2     36.0 %

OPERATING INCOME
  United States                                                   84.3      50.7     66.3 %       144.7       109.9     31.7 %
  Canada                                                          22.5      16.8     34.3 %        65.9        53.8     22.6 %
  Europe                                                          13.3      18.2    (27.3)%        37.6        36.1      4.3 %
  South America                                                    0.1       0.7    (92.4)%         3.4         3.1      8.5 %

OPERATING MARGIN
  United States                                                   10.9 %     9.7 %                  8.5 %       7.3 %
  Canada                                                          10.0 %     7.8 %                  9.6 %       7.9 %
  Europe                                                           5.6 %     8.9 %                  5.7 %       7.2 %
  South America                                                    0.3 %     5.5 %                  5.6 %       7.0 %

CONSOLIDATED RESULTS
  Revenues                                                     1,257.1     957.2     31.3 %     3,112.0     2,729.2     14.0 %.
  Operating income before depreciation & amortization            199.6     147.6     35.2 %       459.0       379.7     20.9 %
  Operating income                                               120.2      85.5     40.6 %       255.2       204.4     24.8 %
  Net Income                                                      55.7      46.5     19.7 %       125.8       106.1     18.5 %
  Net Income available for holders of equity shares               53.1      44.0     20.7 %       118.2        98.4     20.1 %

INCOME AS % OF REVENUES
  Operating income before depreciation & amortization             15.9 %    15.4 %                 14.7 %      13.9 %
  Operating income                                                 9.6 %     8.9 %                  8.2 %       7.5 %

PER SHARE DATA ($US)
  Cash flow from operations                                   $   1.20   $  1.09               $   2.95    $   2.66
  Net Income                                                  $   0.44   $  0.38               $   1.00    $   0.85

PER SHARE DATA ($CDN)*
  Cash flow from operations                                   $   1.80   $  1.66               $   4.40    $   3.92
  Net Income                                                  $   0.65   $  0.57               $   1.48    $   1.25

REVENUES BY PRODUCT SEGMENT
  Magazines                                                       30.1 %    29.6 %                 30.4 %      29.2 %
  Inserts and circulars                                           22.9 %    20.4 %                 21.7 %      19.7 %
  Catalogs                                                        16.8 %    16.1 %                 15.4 %      16.0 %
  Books                                                           13.2 %    14.1 %                 13.6 %      13.9 %
  Specialty printing and direct mail                               8.5 %    10.2 %                  9.2 %      10.4 %
  Directories                                                      4.1 %     3.7 %                  4.6 %       4.5 %
  Related Services and CD-ROM                                      3.7 %     4.2 %                  4.3 %       4.4 %
  Others                                                           0.7 %     1.7 %                  0.8 %       1.9 %

* For reference only - subject to the fluctuations of the exchange rate.

N0TE: All dollar amounts in this report are in US dollars, unless stated otherwise.


MESSAGE TO SHAREHOLDERS

During the third quarter ended September 30, 1999, revenues were $1.3 billion versus $957 million for the corresponding period of last year. This 31% increase reflects the Company's significant expansion, in particular the recent acquisition of World Color Press, which has resulted in Quebecor Printing becoming the largest commercial printer in the world.

Third quarter net income available for holders of equity shares reached $53 million, versus $44 million for the same three months in 1998. Earnings per share increased 16% to $0.44 from $0.38 per share in 1998. The improved earnings reflect strong performance of the U.S. and Canadian operations, which was partially offset by weaker earnings in Europe. The 1999 results include five-weeks of results from World Color Press for the period beginning August 20, 1999 to the end of the quarter, with a minority interest equivalent to 49.6% of the outstanding common stock of World Color.

For the nine months of 1999, net income available for holders of equity shares rose to $118 million or $1.00 per share, compared with $98 million or $0.85 per share in 1998. Revenues increased 14% to $3.1 billion, from $2.7 billion for the nine-month period in 1998. Free cash flow from operations was in excess of $350 million, compared with a free cash flow deficiency for the first nine months last year of $30 million.

The increase in profitability for the quarter was primarily due to improved efficiency and productivity of recently retooled plants in the United States, an exceptional performance of the Canadian operations, achieved despite the divestiture of the cheque printing business, and the contribution from the World Color operations.

Operating margins continued to improve during the quarter. On a consolidated basis, the year-to-date operating margin increased to 8.2%, from 7.5% for the same nine months last year. Year-to-date, business acquisitions were accretive to operating income and margins, after deducting amortization of goodwill.


In France, operations were affected by increased industry capacity and a more competitive market, leading to lower than anticipated volume and pricing pressures. Operations in Sweden were also affected by a lower volume of business. In South America, earnings for the quarter declined as a result of a difficult operating environment, precipitated largely by the impact of the recent currency devaluation in Brazil. Significant cost reduction measures were implemented in the Company's Chilean and Argentinian operations to compensate for the significant reduction in exports to Brazil and resulting intensified competition in their local markets. Operations in Peru and Colombia continued to achieve a strong performance.


OPERATIONS OVERVIEW

On July 12, 1999, Quebecor Printing announced that it had entered into an agreement to acquire World Color Press, Inc., the second largest commercial printer in the United States. The acquisition was structured as a cash tender offer to achieve ownership control, followed by a merger for a total consideration of $2.9 billion, including the assumption of debt. The cash tender offer was completed August 20, 1999, and resulted in Quebecor Printing acquiring 19,180,695 common shares of World Color Press, representing a 50.4% interest, at a price of $35.69 per share. The remaining 49.6% interest in World Color was acquired through a merger completed October 8, 1999, subsequent to quarter-end. During this second step, each issued share of World Color common stock was exchanged for $8.18 in cash and 1.2685 Quebecor Printing subordinate voting shares. Shares were also issued to World Color Press optionholders. As a result of the merger, Quebecor Printing issued approximately 25 million subordinate voting shares.

The merger with World Color has made Quebecor Printing "Number 1" in its major business sectors: magazines, catalogs, books, retail and specialty printing/direct mail. To appropriately represent the significance of the joining of two industry leaders, the Company is planning to change its name to Quebecor World Inc. at the next Annual Shareholders Meeting to be held in April 2000.

During the quarter, Quebecor Printing completed the acquisition of Oberndorfer Druckerei, a leading web offset printer in Austria with annual revenues of $65 million. An agreement in principle for this acquisition had been reached prior to the announcement of the World Color acquisition.

Oberndorfer Druckerei is strategically located near Salzburg and the German border. The acquisition expands Quebecor Printing's operations to 15 countries worldwide and provides strategic access to a large customer base in Germany, Austria and surrounding countries. Approximately 60% of the revenues of Oberndorfer are from German clients. Oberndorfer Druckerei is located in an area that is contiguous to Quebecor Printing's network of facilities serving clients in Continental Europe.

The closing of the sale of BA Banknote took place on October 20, 1999. Proceeds from this divestiture were applied to the reduction of bank indebtedness. This divestiture emphasizes Quebecor Printing's continuing strategy to focus on core printing businesses and to generate free cash flow to reduce debt. BA Banknote represented less than 1% of Quebecor Printing's revenues.

YEAR 2000 TRANSITION

The Year 2000 (Y2K) issue, which affects virtually all corporations, arises due to the inability of certain computer software, hardware and embedded chips found in manufacturing and other equipment to properly recognize dates beyond 1999. This inability may cause errors in information and/or system failures.

At this time, the Company has substantially completed its Y2K readiness program. Information technology systems have been evaluated; vendor and customer Y2K issues have been monitored and addressed; and remedial measures have been substantially implemented as necessary. As part of our readiness program, we have communicated with our major customers and vendors to assess such parties' respective efforts to identify and remediate their own Year 2000 issues in a timely and comprehensive manner. The Company's Y2K program has also included the development of contingency plans addressing potential business interruptions arising from Y2K-related disruptions. Such plans include assessing the movement of work among facilities. In the fourth quarter of 1999, the Company will further hone its contingency plans, taking into account, among other things, the state of readiness of its vendors, including utility suppliers, as well as major customers.

The costs incurred to date solely related to the Company's Y2K efforts have been within forecast and covered out of operating budgets. Based on current estimates, the total cost of the Company's Y2K readiness program is not expected to have a material impact on operating results or financial condition.

MANAGEMENT TEAM

During the quarter, two significant management appointments were made. Mr. Marc L. Reisch, formerly President of World Color Press, was appointed to the position of Chief Executive Officer of our North American operations and Mr. Christopher H. Rudge assumed the position of President, International operations. Mr. Rudge retains responsibility for the Company's Canadian operations.

As announced last July with the signing of a merger agreement with World Color Press, the Corporation has established an Office of the CEO. This Office is comprised of Charles G. Cavell, President and Chief Executive Officer, Pierre Karl Peladeau, Vice Chairman of the Company, Marc L. Reisch, Christian M. Paupe, Executive Vice President, and Christopher H. Rudge. All matters relating to the Company's strategic direction and long-term development, including the integration of the World Color operations, will be reviewed and approved by this Office.

DIVIDEND

The Board of Directors declared a dividend of $0.07 per share on the Multiple Voting Shares and Subordinate Voting Shares. The Board of Directors also declared a dividend of CDN $0.3125 per share on Series 2 Preferred Shares. The two dividends are payable on December 1, 1999 to shareholders of record at the close of business on November 10, 1999.

OUTLOOK


The third quarter marks the starting point of the integration of the World Color operations. Synergies realized in the month of September alone were in excess of $2 million, or close to $25 million annualized. The Company's objective is to realize annual cost savings in excess of $50 million. Management is confident that its objective will be achieved in the year 2000.



/s/ Jean Neveu                            /s/ Charles G. Cavell

Jean Neveu                                Charles G. Cavell

Chairman of the Board                     President and
                                          Chief Executive Officer

Montreal, Canada, November 1999

CONSOLIDATED STATEMENTS OF INCOME
Periods ended September 30
(In thousands of US dollars, except for earnings per share amounts)
(Unaudited)

                                                       Three months                          Nine months
-----------------------------------------------------------------------------------------------------------------------
                                                 1999               1998               1999               1998
-----------------------------------------------------------------------------------------------------------------------
REVENUES                                        $ 1,257,143         $ 957,174        $ 3,111,981         $ 2,729,224
-----------------------------------------------------------------------------------------------------------------------

Operating expenses:
  Operating costs                                 1,057,537           809,546          2,652,995           2,349,502
  Depreciation and amortization                      79,373            62,137            203,832             175,290
-----------------------------------------------------------------------------------------------------------------------

                                                  1,136,910           871,683          2,856,827           2,524,792
-----------------------------------------------------------------------------------------------------------------------

OPERATING INCOME                                    120,233            85,491            255,154             204,432

Financial expenses                                   27,574            16,063             61,247              46,475
-----------------------------------------------------------------------------------------------------------------------

                                                     92,659            69,428            193,907             157,957

Income taxes                                         27,797            21,871             58,171              49,757
-----------------------------------------------------------------------------------------------------------------------

                                                     64,862            47,557            135,736             108,200

Non-controlling interest                              9,212             1,072              9,973               2,078
-----------------------------------------------------------------------------------------------------------------------

NET INCOME                                           55,650            46,485            125,763             106,122

Net income available for holders
of preferred shares                                   2,523             2,481              7,544               7,702
-----------------------------------------------------------------------------------------------------------------------

NET INCOME AVAILABLE FOR HOLDERS
OF EQUITY SHARES                                   $ 53,127          $ 44,004          $ 118,219            $ 98,420
-----------------------------------------------------------------------------------------------------------------------


EARNINGS PER SHARE                                   $ 0.44            $ 0.38             $ 1.00              $ 0.85
-----------------------------------------------------------------------------------------------------------------------


Average number of equity shares
   outstanding (in thousands)                       122,596           115,736            118,680             115,678
-----------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
Periods ended September 30
(In thousands of US dollars)
(Unaudited)

                                                                         Nine months
--------------------------------------------------------------------------------------------------
                                                                  1999                 1998
--------------------------------------------------------------------------------------------------
Cash flows provided by (used for):

OPERATIONS:
  Net income                                                     $ 125,763           $ 106,122
  Non-cash items in income:
     Depreciation and amortization                                 203,832             175,290
     Deferred income taxes                                          25,046              30,903
     Non-controlling interest                                        9,973               2,078
     Other                                                          (6,477)              1,428
--------------------------------------------------------------------------------------------------
                                                                   358,137             315,821

  Changes in non-cash operating working capital                     91,831             (83,583)
--------------------------------------------------------------------------------------------------

                                                                   449,968             232,238
--------------------------------------------------------------------------------------------------

FINANCING:
  Net proceeds from issuance of capital stock                      159,498               1,655
  Net increase of long-term debt                                   304,433             285,997
  Decrease in bank indebtedness                                    (11,210)             (2,788)
  Dividends on equity shares                                       (24,917)            (20,828)
  Dividends paid to preferred shareholders                          (7,615)             (8,277)
  Dividends paid to non-controlling shareholders                      (713)             (1,467)
  Translation adjusment                                              8,335              (1,558)
--------------------------------------------------------------------------------------------------

                                                                   427,811             252,734
--------------------------------------------------------------------------------------------------

INVESTMENTS:
  Business acquisitions, net of cash position                     (785,781)           (242,645)
  Additions to fixed assets                                       (112,159)           (255,397)
  Proceeds from disposal of assets                                  27,298               1,779
  Increase in other assets                                          (6,870)             (3,628)
  Other                                                              3,173              16,536
--------------------------------------------------------------------------------------------------

                                                                  (874,339)           (483,355)
--------------------------------------------------------------------------------------------------

Effect of exchange rate variations on cash                              56                 (80)
--------------------------------------------------------------------------------------------------

INCREASE IN CASH                                                     3,496               1,537
--------------------------------------------------------------------------------------------------
Cash at beginning                                                      309                 380
--------------------------------------------------------------------------------------------------

CASH AT END                                                        $ 3,805             $ 1,917
--------------------------------------------------------------------------------------------------


CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars)


                                                                September 30           December 31         September 30
                                                                  (Unaudited)             (Audited)          (Unaudited)
------------------------------------------------------------------------------------------------------------------------
                                                                    1999                  1998                 1998
------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash                                                              $ 3,805                 $ 309              $ 1,917
   Trade receivables                                                 747,126               695,867              678,512
   Inventories                                                       564,922               233,019              262,930
   Prepaid expenses                                                   39,882                25,035               26,460
------------------------------------------------------------------------------------------------------------------------
                                                                   1,355,735               954,230              969,819

Fixed assets                                                       4,233,243             3,224,609            3,206,579
   less accumulated depreciation                                   1,166,802             1,013,645              987,460
------------------------------------------------------------------------------------------------------------------------
                                                                   3,066,441             2,210,964            2,219,119

Goodwill                                                           1,923,622               595,724              597,742

Other assets                                                         140,044                81,198               71,017
------------------------------------------------------------------------------------------------------------------------

                                                                 $ 6,485,842           $ 3,842,116          $ 3,857,697
------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Bank indebtedness                                                 $ 4,397              $ 15,607             $ 16,196
   Trade payables and accrued liabilities                            993,827               601,244              561,796
   Income and other taxes                                             21,435                42,207               25,412
   Current portion of long-term debt and convertible debentures       40,628                51,066               43,813
------------------------------------------------------------------------------------------------------------------------
                                                                   1,060,287               710,124              647,217

Long-term debt                                                     2,683,814             1,140,941            1,254,126
Other liabilities                                                    195,879               127,859              123,602
Deferred income taxes                                                276,982               223,085              233,037
Convertible debentures                                               204,727                58,193               62,591
Non-controlling interest                                             275,048                17,410               16,363

Shareholders' equity:
   Capital stock                                                   1,061,994               898,138              897,656
   Contributed surplus                                                88,737                88,737               88,737
   Retained earnings                                                 718,463               629,596              585,531
   Translation adjustment                                            (80,089)              (51,967)             (51,163)
------------------------------------------------------------------------------------------------------------------------

                                                                   1,789,105             1,564,504            1,520,761
------------------------------------------------------------------------------------------------------------------------

                                                                 $ 6,485,842           $ 3,842,116          $ 3,857,697
------------------------------------------------------------------------------------------------------------------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          QUEBECOR PRINTING INC.



                          By:     (s)      CLAUDINE TREMBLAY
                                     ----------------------------------
                          Name:            Claudine Tremblay
                          Title:           Assistant Secretary


DATE: NOVEMBER 23, 1999